UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TURBOCHEF TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

900006206

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

_________________________________

Dennis J. Stockwell, Esq.

Vice President, General Counsel

Six Concourse Parkway, Suite 1900

Atlanta, Georgia 30328

(678) 987-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copy to: David M. Eaton, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500

_________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,860,586.32	$118.52

*The “transaction valuation” set forth above is based on the Black−Scholes option valuation model and assumes that all outstanding options eligible for tender covering an aggregate of 357,204 shares of common stock of TurboChef Technologies, Inc. will be amended or replaced pursuant to this offer, which may not occur.

**The amount of the filing fee, calculated in accordance with Rule 0−11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d−1.
[X]	issuer tender offer subject to Rule 13e−4.
☐	going-private transaction subject to Rule 13e−3.
☐	amendment to Schedule 13D under Rule 13d−2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Amend or Replace Eligible Options, dated November 7, 2007 (the “Offering Memorandum”), filed herewith as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the issuer is TurboChef Technologies, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328. The telephone number of the Company at its principal executive offices is (678) 987-1700. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning TurboChef”) is incorporated herein by reference.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to amend or replace outstanding “Eligible Options” (as defined in the Offering Memorandum) held by current employees (other than current or former officers of the Company, as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) of the Company (or any affiliated company, such as a subsidiary) as of the day after the Expiration Date (as defined below) who are subject to income taxation in the United States so that these employees may avoid potential adverse tax consequences under Internal Revenue Code Section 409A. Each Eligible Optionee (as defined in the Offering Memorandum) may elect to amend his or her Eligible Option to increase the exercise price per share of the Company’s common stock, par value $0.01 per share, purchasable thereunder and become eligible to receive an issuance of restricted stock units from the Company, all upon the terms and subject to the conditions set forth in the Offering Memorandum, the related Letter of Transmittal filed herewith as Exhibit (a)(1)(B) and the Stock Option Amendment Agreement filed herewith as Exhibit (a)(1)(C).

Certain tendered Eligible Options may, after being amended to increase the exercise price per share, be immediately cancelled and replaced with new options that will be exactly the same as the cancelled options, other than a new grant date equal to the Expiration Date, but should avoid adverse tax consequences under Section 409A, all upon the terms and subject to the conditions set forth in the Offering Memorandum, the related Letter of Transmittal filed herewith as Exhibit (a)(1)(B), and the Stock Option Cancellation and Regrant Agreement filed herewith as Exhibit (a)(1)(D). To the extent the exercise price of such a replacement option exceeds the exercise price of the Eligible Option tendered in exchange therefor, the Eligible Optionee will also become eligible to receive an issuance of restricted stock units from the Company.

In addition to the changes described above, shares of the Company’s common stock issuable upon exercise of an amended or replacement Option will not be subject to certain contractual restrictions on transfer that may currently apply to shares issuable upon exercise of Eligible Options that went into effect in connection with the acceleration of vesting of the Company’s outstanding stock options in December 2005.

The Offer is currently set to expire at 5:00 p.m., Eastern Time, on December 6, 2007, but may be extended (the “Expiration Date”). As of November 1, 2007, Eligible Options to purchase 357,204 shares of the Company’s common stock were outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet”, Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and RSU Issuance; Cancellation of Eligible Options and Grant of Replacement Options; Expiration Date; Limitation on RSU Settlement; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Issue RSUs”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options and Replacement Options”) is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offering Memorandum under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet”, Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and RSU Issuance; Cancellation of Eligible Options and Grant of Replacement Options; Expiration Date; Limitation on RSU Settlement; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Issue RSUs”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options and Replacement Options”), Section 10 (“Amended Options and Replacement Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”) is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The TurboChef Technologies, Inc. 2003 Stock Incentive Plan and three subsequent amendments to such plan, pursuant to which the Eligible Options have been granted, are filed herewith as Exhibits (d)(1)(A), (d)(1)(B), (d)(1)(C) and (d)(1)(D), respectively, and contain information regarding the subject securities. The forms of Incentive Stock Option Agreement and Non-Qualified Stock Option Agreement under the 2003 Stock Incentive Plan also govern the terms of Eligible Options, and are filed herewith as Exhibits (d)(2) and (d)(3), respectively. The form of Stock Option Modification Agreement, pursuant to which the terms of Eligible Options were amended in December 2005, is filed herewith as Exhibit (d)(4). The forms of Stock Option Amendment Agreement and Stock Option Cancellation Agreement will govern the terms of amended or replacement options and restricted stock issuances pursuant to the Offer, and are filed herewith as Exhibits (a)(1)(C) and (a)(1)(D), respectively. Filed herewith as Exhibit (d)(5) is an agreement, described in Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”), pursuant to which certain holders of preferred securities of one of the Company’s subsidiaries have the right to exchange such preferred securities for shares of the Company’s common stock.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.

The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offering Memorandum under Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Issue RSUs”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans.

The information set forth in the Offering Memorandum under Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and RSU Issuance; Cancellation of Eligible Options and Grant of Replacement Options; Expiration Date; Limitation on RSU Settlement; Additional Considerations”) under the caption “Additional Considerations” is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.

The information set forth in the Offering Memorandum under Section 9 (“Source and Amount of Consideration; Terms of Amended Options and Replacement Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offering Memorandum under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.

The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	FINANCIAL STATEMENTS.

(a) Financial Information.

The information set forth in the Offering Memorandum under Section 11 (“Information Concerning TurboChef”) and Section 18 (“Additional Information”) is incorporated herein by reference. The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 and in Item 1 (“Financial Statements”) of the Company’s Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, June 30 and September 30, 2007 are incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Offer to Amend and Replace Eligible Options, dated November 7, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Stock Option Amendment Agreement (incorporated by reference to Annex A of Exhibit (a)(1)(A)).
(a)(1)(D)	Form of Stock Option Cancellation and Regrant Agreement (incorporated by reference to Annex B of Exhibit (a)(1)(A)).
(a)(1)(E)	Form of Acknowledgement of Receipt of Letter of Transmittal.
(a)(1)(F)	Form of Notice of Expiration of Offer and Acceptance of Tendered Eligible Options.
(b)	Not applicable.
(d)(1)(A)

TurboChef Technologies, Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(1)(B)

Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 12, 2004, as amended on November 22, 2004).

(d)(1)(C)

Second Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on September 24, 2007).

(d)(1)(D)

Third Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on September 24, 2007).

(d)(2)

Form of Incentive Stock Option Agreement under the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(3)

Form of Non-Qualified Stock Option Agreement under the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(4)	Form of Stock Option Modification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 20, 2005).
(d)(5)

Preferred Unit Exchange Agreement, dated May 21, 2004, by and among the Company and the members of Enersyst Development Center L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 28, 2004).

(g)	Not applicable.
(h)	Not applicable.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURBOCHEF TECHNOLOGIES, INC.

By: /s/Dennis J. Stockwell

Dennis J. Stockwell

Vice President and General Counsel

Dated: November 7, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Amend and Replace Eligible Options, dated November 7, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Stock Option Amendment Agreement (incorporated by reference to Annex A of Exhibit (a)(1)(A)).
(a)(1)(D)	Form of Stock Option Cancellation and Regrant Agreement (incorporated by reference to Annex B of Exhibit (a)(1)(A)).
(a)(1)(E)	Form of Acknowledgement of Receipt of Letter of Transmittal.
(a)(1)(F)	Form of Notice of Expiration of Offer and Acceptance of Tendered Eligible Options.
(b)	Not applicable.
(d)(1)(A)

TurboChef Technologies, Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(1)(B)

Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 12, 2004, as amended on November 22, 2004).

(d)(1)(C)

Second Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on September 24, 2007).

(d)(1)(D)

Third Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on September 24, 2007).

(d)(2)

Form of Incentive Stock Option Agreement under the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(3)

Form of Non-Qualified Stock Option Agreement under the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(4)	Form of Stock Option Modification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 20, 2005).

(d)(5)

Preferred Unit Exchange Agreement, dated May 21, 2004, by and among the Company and the members of Enersyst Development Center L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 28, 2004).

(g)	Not applicable.
(h)	Not applicable.